

Grazr

QUALITY. VARIETY.
CUSTOM.

TEAM



Tom Cunningham
Founder and CEO

- USAF veteran
- Firefighter
- Farmer
- Entrepreneur



Anthony Laney
Founder and CTO

- Seventeen years in information technology, while spending the last fifteen years managing IT infrastructure for large legal firms and corporations.
- Micro Farmer
- Entrepreneur

EXECUTIVE SUMMARY



Grazr provides a local,

Grazr provides a local, online marketplace for farmers to sell livestock, and consumers to buy it.

PROBLEM

No efficient way for customers to purchase meats from local farmers currently exists.

Discovering and providing local meats is:

 Costly

 Complex

 Lacking in variety

> Could there be a more efficient way to source our meat that is more environmentally conscious, supports the local economy and brings huge value in money savings to the grocery buyer?

WHY GRAZR

There are small meat processors all over the country (835 and growing) and anybody can bring an animal to them for processing.

1. Consumers purchase as much as a whole or as little as a ¼ of an animal.

2. Farmers deliver the whole animal to a local processor.

3. Consumers pick up packaged cuts from processor and may have delivery options.

" Ground beef and steaks from a local farm custom cut by a local processor with a projected cost to the consumer of $4.50/lb. to $7.00/lb.

COMPETITIVE ADVANTAGE

 First of its kind to market.

 Built by farmers and discerning consumers that understand the local food economy.

 Viral marketing strategy leverages stakeholders to act as marketers for the Grazr platform.

 More environmentally sustainable source of animal protein.

MARKET SIZE

US Beef market worth

$91
billion annually

Annual US sales for consumption:

40
million head of cattle

115
million hogs

MARKET ADOPTION



Farmers need a platform that handles their sales and marketing in a tailor-made way.



When farmers complete their "farm profile," they share it via social networks to draw in customers, which grows exposure and interest for the platform.

60m
craigslist users

1.5m
farmers

on Facebook

336k
small livestock farmers

in US

BUSINESS MODEL

Three revenue streams:



7.5%

sales commission on Grazr marketplace listings.

- Average steer would generate $150 and $37.50/hog on marketplace.



$7

Grazr Processor portal fee of **$7** **per transaction.**

- AVG. total steer Rev/Head $171
- AVG. total hog Rev/Head %51.50



$300

Farmer's subscription

- $25.00 monthly subscription

COMPETITION

 Crowd Cow, Butcher Box, Barn2Door, Craigslist, Farmers Markets, Grocery stores.

 None approach the problem like Grazr.

 Only Grazr unlocks the market's full potential utilizing a competing model.

 Grazr's price value and product variety appeal to a broader market.

ENVIRONMENTAL



We strive to create a sustainable economic model and a thriving business.



The US imports 3 billion pounds of beef, 700 million from Australia alone!!

Livestock ships across the country to large processors only for it to be shipped back and sold at local grocery stores.

We can do better...